Exhibit 1.09

Investor Relations	Media Relations

Monish Bahl CDC Corporation 678-259-8510 mbahl@cdcsoftware.com	Kate Corcoran Articulate Communications Inc. 212-255-0080, ext. 18 kcorcoran@articulatepr.com

CDC Games Launches New Online Game “16Pounds” in Thailand

Also, Upcoming Launch of Lunia Online in North America Recognized in “Best New Game”
Rankings by Popular Game Portal

BEIJING, ATLANTA Jan. 28, 2008 — CDC Games, a business unit of CDC Corporation and pioneer of the “free-to-play, pay for merchandise” model for online games in China, announced today the commercial launch of its new game,16Pounds, in Thailand through its local distribution partner, Silver Coins Co. Ltd. CDC Games also announced that its upcoming new game for the U.S. market, Lunia Online, was voted by the fans of mmosite.com as one of the top five games in the “Best New Game” category.

16Pounds is a casual online bowling game with more than 40 unique characters rendered in full 3D cartoon animation. The user interface for 16Pounds is designed for broad audiences regardless of gender and age, requiring minimal learning or prior games skills. The game has been sub-licensed to Silver Coins, by CDC Games International (CGI), a subsidiary of CDC Games. Silver Coins is one of the fastest growing online games publishers in Thailand, and its first online game peaked with the second highest number of concurrent players at the time. Silver Coins also has a well established distribution channel and strong partnerships with local media.

CGI was established in 2007 to leverage the domain expertise of CDC Games to seek out licensing opportunities that are intended to help the company enter targeted global markets including Japan, North America and southeast Asia. CGI intends to launch new online MMO games in Japan and North America through its own operations. CGI has now launched Minna de Battle in Japan, and 16Pounds in Thailand.

“We have successfully launched our first two games outside of China including the launch of Minna de Battle last December in Japan, and 16Pounds this month in Thailand,” said Jeff Longoria, president of CDC Games International. “We are also on track to launch Lunia Online in North America later this quarter. With the momentum we are building in China with new games such as Special Force, and our growing portfolio of games within CGI, we are establishing ourselves as one of the global leaders in online games.”

Lunia Online, developed by Korea-based ALLM Co., Ltd., is based on the manga style of Japanese comics which is widely popular throughout the world. This style of Japanese comics is currently a more than $200 million industry in the U.S. according to Publishers Weekly.

“We are excited that Lunia Online is receiving such impressive recognition and anticipation from the fans of one of the most popular games portals,” said Ron Williams, general manager of CDC Games USA. “Not only is Lunia Online considered one of the top five best new games on mmosite.com, but it also was nominated as the ‘Favorite F2P (free to play) Game,’ as well.”

Lunia Online is currently in open beta testing and is planned for commercially availability in the first quarter of 2008. Unlike many other massively multiplayer online roll-playing games (MMORPGs) currently on the market, Lunia Online, an action arcade game, is designed to be played like console games which are widely familiar to U.S. players.

Mmosite.com is a game portal providing comprehensive online game information and services for global gamers. MMOsites serves as a platform for users to communicate and exchange ideas with one another.

About CDC Games
CDC Games is one of the market leaders of online and mobile games in China with more than 120 million registered users. The company pioneered the “free-to-play, pay-for-merchandise” online games model in China with Yulgang and launched the first free-to-play, pay for merchandise FPS (first person shooter) game in China with Special Force. Launched in July 2007, Special Force has consistently ranked in the Top 10 downloaded games in China and becoming the top revenue producer for CDC Games. Currently, CDC Games offers six popular MMO online games in China that include: Special Force, Yulgang, Shaiya, Mir III, Shine and Eve Online. In March 2007, the company announced the formation of CDC Games Studio to establish strategic relationships with selected games development partners to accelerate the development of new, original online games for China and other targeted global geographies. CDC Games anticipates being able to deploy up to $100 million for CDC Games Studio investments through contributions from CDC affiliated companies, external partners and its internal resources. Through its CDC Games International (CGI) subsidiary, the company launched Minna de Battle in Japan in December 2007, and 16pounds in Thailand in January 2008. CGI is also planning to launch Lunia Online in the U.S. along with several new games planned for southeast Asia, further strengthening its position as a global publisher of online games. For more information on CDC Games, visit: www.cdcgames.net

About CDC Corporation
The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

Cautionary Note Regarding Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding our ability to enter targeted global markets including Japan, North America and southeast Asia, our ability to launch new and existing online games through our own operations, or through business partners, our ability to launch games on a timely basis, including our ability and plans to launch Lunia Online in North America later this quarter, our beliefs regarding our success in becoming a global leader in online games, our planned commercial availability of Lunia Online in the U.S. in the first quarter of 2008, our ability to launch other games during 2008, our statements regarding the popularity of Lunia Online, and other statements that are not historical fact but are based on assumptions. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2006 on Form 20-F filed on July 2, 2007. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.